EXHIBIT 21

Subsidiaries of the Registrant.

Fresh Brands, Inc. has two subsidiaries, Dick's Supermarkets, Inc. and Fresh Brands Distributing, Inc., both of which are Wisconsin corporations. Fresh Brands Distributing, Inc. has one subsidiary, PW Trucking, Inc., a Wisconsin corporation.